Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

Choice Hotels International, Inc. (“Choice”) disseminated the following communications on February 20, 2024, relating to the announcement of Choice’s earnings for the quarter and year ended December 31, 2023.

Exhibit 1:	Transcript of call held on February 20, 2024, announcing earnings for the quarter and year ended December 31, 2023.